Exhibit 99.1

NQ Mobile Inc. Reports Unaudited Financial Results

For the Third Quarter of 2015

BEIJING and DALLAS, November 30th, 2015 /PRNewswire/ - NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile internet services, today announced its unaudited financial results for the quarter ended September 30th, 2015.

Highlights for Third Quarter 2015

•	Quarterly Net Revenues were $87.9 million in the third quarter of 2015, an 8.3% increase year-over-year from $81.2 million in the same period in 2014. The difference in net revenue performance relative to previously issued guidance was primarily due to lower hardware sales in the Company’s enterprise mobility segment.

•	Income from Operations in the third quarter of 2015 was $0.2 million, compared with an operating loss of $18.3 million in the same period in 2014.

•	Net Loss attributable to NQ Mobile was $2.5 million, or a loss of $0.03 per ADS, in the third quarter of 2015, an 85.4% improvement compared with a net loss of $17.0 million, or a loss of $0.19 per ADS, in the same period in 2014.

•	Non-GAAP Net Income attributable to NQ Mobile was $0.9 million, or $0.01 per ADS in the third quarter of 2015, compared with Non-GAAP net income of $6.4 million, or $0.07 per ADS, in the same period in 2014.

Operating Metrics as of September 30, 2015

As a reminder, beginning in the third quarter of 2014, the Company began presenting the operating metrics of average monthly active user accounts (“MAUs”) as redefined to include many emerging businesses previously not included in the Company’s user account metrics. The MAUs presented herein include the user accounts in all the related business segments. As such, the MAUs presented herein should only be compared to operating metrics in the third quarter of 2014 and in subsequent periods and should not be compared to operating metrics in earlier historical periods due to divergent definitions. The MAUs for the period presented herein and going forward are expected to be better aligned with the key underlying trends of a mobile internet platform company focused on driving mobile consumer traffic and engagement that can be monetized. The MAU statistics do not include the users addressed by the installation of the Company’s advertising SDK into third-party applications. These indirect users generate impressions and search traffic that the Company can monetize outside of the user accounts generated directly by the Company’s own portfolio of products and applications.

Average Monthly Active User Accounts as of September 30, 2015: 198.8 million.

“Our strict focus on cost controls and budgets continue to pay off in our results,” said Mr. Zemin Xu, Chief Executive Officer of NQ Mobile. “Although the hardware sales within our enterprise mobility segment performed below expectations, we are pleased to see progress in our entertainment and consumer businesses and see results from our efforts in the monetization of our traffic.”

“The business divestitures we previously announced are moving forward and accordingly, we continue to work on unlocking the value in these businesses,” said Mr. Roland Wu, Chief Financial Officer of NQ Mobile. “We look forward to unlocking value and focusing on our businesses going forward.”

Third Quarter 2015 Results

Revenues

Net revenues in the third quarter of 2015 increased 8.3% year-over-year to $87.9 million from $81.2 million in the same period in 2014.

Mobile value added service revenues increased 25.4% year-over-year to $31.5 million from $25.1 million in the same period in 2014. The increase in mobile value added service revenues was primarily attributable to the growth in mobile gaming revenues and live mobile social video platform revenues. The increase in mobile gaming revenues was primarily the result of the continuing expansion of FL Mobile’s business in both domestic and overseas markets, which grew over 40.0% compared with the same period in 2014. The significant increase in live mobile social video platform revenues was driven by the rapid growth of the business of Showself, which was up over 600% compared to the same period in 2014. The strong growth in NQ Mobile’s live mobile social video platform and mobile gaming revenues was offset by a decrease in consumer mobile security revenues which was mainly due to the fact that the Company has been moving its focus away from premium mobile security services and focusing more on mobile applications and services.

Advertising revenues decreased 21.6% year-over-year to $16.0 million from $20.4 million in the same period in 2014. The decrease was primarily attributable to slower smartphone sales and shipments.

Enterprise mobility revenues increased by 13.0% year-over-year to $39.1 million from $34.6 million in the same period in 2014. The increase was primarily due to improved software sales, which increased by over 100.0% when compared with the same quarter in 2014. On the other hand, hardware sales declined slightly when compared with the same quarter in 2014. The decline in hardware sales was the primary factor in the overall revenue shortfall relative to the Company’s previously issued guidance for the third quarter.

Other revenues increased 25.8% year-over-year to $1.4 million from $1.1 million in the same period in 2014. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the third quarter of 2015 increased 14.6% year-over-year to $67.2 million from $58.7 million in the same period in 2014. The year-over-year increase was primarily due to higher revenue sharing cost, incurred mainly for the Company’s mobile game business and live mobile social video platform business, which was in line with the increase in corresponding revenues from these businesses. Such an increase was also partly offset by the decrease in advertising related costs as well as cost of products sold.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2015 decreased 8.0% to $20.7 million from $22.5 million in the same period in 2014. Gross margin, or gross profit as a percentage of net revenues, was 23.6% in the third quarter of 2015, compared with 27.8% in the same period in 2014. Excluding the impact from hardware sales of the enterprise mobility business and associated costs, gross margin was 35.0% in the third quarter of 2015, down from 43.2% in the same period in 2014.

Operating Expenses

Total operating expenses in the third quarter of 2015 decreased 49.7% year-over-year to $20.5 million from $40.9 million in the same period in 2014. Non-GAAP operating expenses, which exclude share-based compensation, the expenses incurred for the handling of short seller allegations and the amortization of intangible assets arising from acquisitions, decreased by 2.6 % year-over-year to $21.2 million from $21.8 million in the same period in 2014.

Selling and marketing expenses in the third quarter of 2015 decreased 15.4% year-over-year to $6.6 million from $7.8 million in the same period in 2014. Non-GAAP selling and marketing expenses, which exclude share-based compensation, decreased 12.4% year-over-year to $6.4 million from $7.3 million in the same period in 2014. The year-over-year decrease in selling and marketing expenses mainly resulted from the decrease in spending on the promotional channels for mobile games in the third quarter, as well as reduced expenditures on mobile security.

General and administrative expenses in the third quarter of 2015 decreased 75.8% year-over-year to $6.5 million from $27.0 million in the same period in 2014. Non-GAAP general and administrative expenses, which exclude share-based compensation, the expenses incurred for the handling of short seller allegations and amortization of intangible assets arising from acquisitions, decreased 9.6% year-over-year to $7.7 million from $8.5 million in the same period in 2014. The year-over-year decrease in general and administrative expenses under GAAP was mainly from a significant $16.7 million decrease in compensation expenses, as well as a large decrease in legal and professional fees.

Research and development expenses in the third quarter of 2015 increased 21.2% year-over-year to $7.4 million from $6.1 million in the same period in 2014. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, increased 19.6% to $7.1 million from $5.9 million in the same period in 2014. The year-over-year increase in research and development expenses was primarily due to the increase in the expenditures on software development, mainly including staff costs, as a result of business expansion.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, declined to negative $1.5 million in the third quarter of 2015, a decrease of 109.4% from $15.7 million in the corresponding period in 2014. The significant decrease in share-based compensation expenses was primarily due to adjustments on performance-based share options related to employees and less equity incentives issued to the Company’s acquirees.

Income/Loss from Operations and Operating Margin

Income from operations in the third quarter of 2015 was $0.2 million, compared with an operating loss of $18.3 million in the same period in 2014.

Non-GAAP income from operations, which excludes share-based compensation, the expenses incurred for the handling of short seller allegations and amortization of intangible assets arising from acquisitions, was $1.3 million in the third quarter of 2015, compared with an income of $2.6 million in the same period in 2014. Non-GAAP operating margin, or non-GAAP income from operations as a percentage of net revenues, was 1.4% in the third quarter of 2015, compared with 3.2% in the same quarter in 2014. The decrease in non-GAAP operating margin was mainly due to the decline in gross margin, which was affected by the mix of businesses.

Foreign Exchange Gain/Loss, Interest Expenses and Other Income

Foreign exchange loss was $1.6 million in the third quarter of 2015, compared with a loss of $0.03 million in the same quarter of the previous year, which was affected by a fluctuation in foreign exchange rates. Interest expenses were $1.3 million in the third quarter of 2015, compared with $1.5 million in the same quarter of the previous year. Interest expenses were primarily derived from interest expense related to convertible debt, offset by the interest income from certain term deposits.

Income Tax

Income tax expense was $2.3 million in the third quarter of 2015, compared with an income tax expense of $0.9 million in the same period in 2014.

Net Loss/Income

Net Loss attributable to NQ Mobile was $2.5 million in the third quarter of 2015, compared with net loss of $17.0 million in the same period in 2014. Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, the expenses incurred for the handling of short seller allegations, interest expenses related to convertible debt, amortization of intangible assets arising from acquisition and impairment loss arising from acquisitions, was $0.9 million in the third quarter of 2015, compared with net income of $6.4 million in the same period in 2014.

Cash and Cash Equivalents, Term Deposits and Restricted Cash

Cash and cash equivalents, term deposits and restricted cash together amounted to $203.4 million as of September 30, 2015.

Cash Flow

Net Cash used in operations in the third quarter of 2015 was $14.9 million.

Other Significant Events

Binding agreement to sell Beijing Tianya

In a press release issued on November 18, 2015, the Company announced that it entered into a legally binding agreement to sell 100% of the equity interest in Beijing Tianya Co., Ltd. (“Beijing Tianya”), which operates NQ Mobile’s mobile health applications related business, to Tack Fiori International Group Limited for an aggregate consideration of US $40 million, or the RMB equivalent, in cash.

NationSky Divestment

The contemplated sale of the Company’s NationSky business (the “NationSky Divestment”), as previously announced on August 26, 2015, is moving forward with the cooperation of all parties involved. However, the timing of the originally disclosed payment schedule has been modified. The Company has received part of the overall purchase price and all parties are working together to complete this transaction as soon as practicable.

NQ Mobile Share Repurchase

As previously announced, on December 23, 2014, the Board authorized the Company to repurchase up to $80 million of its shares on the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulation, over the next 12 months. To date, NQ Mobile has repurchased $12.6 million worth of shares on the open market, or a total of approximately 2.9 million ADSs. As of November 30, 2015, $67.4 million remains available for further repurchases under the $80 million authorized share repurchase program.

Business Outlook

The Company believes it is more prudent to temporarily suspend the practice of providing revenue guidance, in part due to the previously announced ongoing divestitures of certain business segments. The Company will resume providing revenue guidance when it is appropriate.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 7:30 p.m. U.S. Eastern Time on Monday, November 30th, 2015, (8:30 a.m. Beijing/Hong Kong Time on Tuesday, December 1st, 2015).

The dial-in details for the conference call are:

U.S. Toll Free: +1-866-519-4004

International: +1-845-675-0437

Hong Kong: +852-3018-6771

United Kingdom: +44 203-059-8139

China Mainland: 4006208038 or 8008190121

Conference ID: 88358584

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:30 p.m. U.S. Eastern Time on November 30th through December 6th, 2015. The dial-in details for the replay are:

U.S. Toll Free: 1-855-452-5696

International: +1- 646-254-3697

Conference ID: 88358584

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

Follow us on Twitter @NQMobileIR.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games and advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude share-based compensation expenses, expenses related to the handling of short seller allegations, interest expenses related to convertible debt, amortization of intangible assets arising from acquisitions and impairment loss arising from acquisitions. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, excluding share-based compensation expenses, expenses related to the handling of short seller allegations, interest expenses related to convertible debt, amortization of intangible assets arising from acquisitions and impairment loss arising from acquisitions, are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+852 3975 2853

+86 10 6452 2017

Twitter: @NQMobileIR

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	September 30, 2015	December 31, 2014
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	67,745	152,915
Term deposits	132,049	116,284
Restricted cash	3,623	3,767
Accounts receivable, net of allowance of US$8,656 and US$8,892 as of September 30, 2015 and December 31, 2014, respectively	107,406	88,403
Inventory	4,320	13,135
Deferred tax assets, current portion	756	1,288
Prepaid expenses and other current assets	50,665	44,126
Assets held for sale	—	390

Total current assets	366,564	420,308

Non-current assets:
Equity investments, net	55,951	35,249
Property and equipment, net	5,847	5,961
Intangible assets, net	26,089	33,890
Goodwill	306,792	320,425
Deferred tax assets, non-current portion	551	167
Consideration prepaid for acquiring an investee	15,645	—
Other non-current assets	18,523	17,808

Total Assets	795,962	833,808

LIABILITIES
Current liabilities:
Advance from customers	6,723	12,481
Accounts payable	27,349	24,050
Deferred revenue	12,358	14,922
Consideration payable of acquiring an investee/associate	314	817
Accrued expenses and other current liabilities	34,696	35,082
Tax payable	7,815	5,658
Liabilities on assets held for sale	—	228

Total current liabilities	89,255	93,238

Non-current liabilities:
Convertible debt	172,500	172,500
Deferred tax liabilities and other liabilities	7,132	9,159

Total Liabilities	268,887	274,897

MEZZANINE EQUITY
Total Mezzanine Equity	23,151	21,854

EQUITY
NQ Mobile Inc.’s shareholders’ equity	444,425	479,929
Non-controlling interest	59,499	57,128

Total equity	503,924	537,057

Total Liabilities, Mezzanine Equity and Equity	795,962	833,808

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Nine months ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	US$	US$	US$	US$	US$

Net Revenues
Mobile value added services	31,455	31,655	25,074	88,211	81,691
Advertising services	15,972	16,212	20,376	49,727	52,461
Enterprise mobility	39,129	52,759	34,642	137,903	104,690
Other services	1,388	1,444	1,103	3,375	3,786

Total net revenues	87,944	102,070	81,195	279,216	242,628

Cost of revenues*	(67,210)	(76,782)	(58,656)	(214,428)	(163,503)

Gross profit	20,734	25,288	22,539	64,788	79,125

Operating expenses:
Selling and marketing expenses*	(6,589)	(6,720)	(7,786)	(20,558)	(23,336)
General and administrative expenses*	(6,536)	(10,551)	(26,955)	(38,222)	(99,569)
Research and development expenses*	(7,414)	(6,596)	(6,115)	(21,217)	(17,262)

Total operating expenses	(20,539)	(23,867)	(40,856)	(79,997)	(140,167)

Income/(Loss) from operations	195	1,421	(18,317)	(15,209)	(61,042)

Interest expense	(1,282)	(1,079)	(1,547)	(3,202)	(4,258)
Foreign exchange (loss)/gain, net	(1,626)	698	(33)	(1,108)	(853)
Investment income	521	501	2,538	1,518	12,986
Impairment loss	—	(2,539)	(2,112)	(2,539)	(5,367)
Other income, net	2,069	1,212	2,686	4,097	3,337

(Loss)/Income before income taxes	(123)	214	(16,785)	(16,443)	(55,197)

Income tax expense	(2,279)	(442)	(856)	(3,168)	(2,070)

Net loss	(2,402)	(228)	(17,641)	(19,611)	(57,267)

Net income/(loss) attributable to the non-controlling interest	346	(981)	605	(269)	1,761

Net income attributable to the mezzanine classified non-controlling interest	(432)	(432)	—	(1,296)	—

Net loss attributable to NQ Mobile Inc.	(2,488)	(1,641)	(17,036)	(21,176)	(55,506)

Net loss	(2,402)	(228)	(17,641)	(19,611)	(57,267)
Other comprehensive (loss)/income: foreign currency translation adjustment	(25,612)	2,370	20	(25,178)	(2,378)

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Nine months ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	US$	US$	US$	US$	US$

Comprehensive (loss)/income	(28,014)	2,142	(17,621)	(44,789)	(59,645)

Comprehensive income/(loss) attributable to non-controlling interest	323	(1,000)	605	(334)	1,761

Comprehensive income attributable to the mezzanine classified non-controlling interest	(432)	(432)	—	(1,296)	—

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(28,123)	710	(17,016)	(46,419)	(57,884)

Net loss per Class A and Class B common share, basic and diluted	(0.0053)	(0.0035)	(0.0377)	(0.0456)	(0.1441)
Net loss per ADS, basic and diluted	(0.0265)	(0.0175)	(0.1885)	(0.2280)	(0.7205)
Weighted average number of common shares outstanding:

Basic and Diluted	470,059,612	465,243,052	451,839,042	464,880,435	385,206,398
Weighted average number of ADS outstanding:
Basic and Diluted	94,011,922	93,048,610	90,367,808	92,976,087	77,041,280

* Share-based compensation expenses included in:
Cost of revenues	50	18	94	147	211
Selling and marketing expenses	191	391	481	762	1,221
General and administrative expenses	(1,781)	1,133	14,895	11,568	62,196
Research and development expenses	58	(437)	230	(342)	902
Total	(1,482)	1,105	15,700	12,135	64,530

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

	Three months ended			Nine months ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	US$	US$	US$	US$	US$

Selling and marketing expenses under GAAP	(6,589)	(6,720)	(7,786)	(20,558)	(23,336)
Adjustment (a)	191	391	481	762	1,221

Non-GAAP selling and marketing expenses	(6,398)	(6,329)	(7,305)	(19,796)	(22,115)

General and administrative expenses under GAAP	(6,536)	(10,551)	(26,955)	(38,222)	(99,569)
Adjustment (a)	(1,781)	1,133	14,895	11,568	62,196
Adjustment (b)	—	—	2,570	—	6,825
Adjustment (d)	601	958	952	2,515	2,864

Non-GAAP general and administrative expenses	(7,716)	(8,460)	(8,538)	(24,139)	(27,684)

Research and development expenses under GAAP	(7,414)	(6,596)	(6,115)	(21,217)	(17,262)
Adjustment (a)	58	(437)	230	(342)	902
Adjustment (d)	248	(58)	(58)	132	(173)

Non-GAAP research and development expenses	(7,108)	(7,091)	(5,943)	(21,427)	(16,533)

Income/(Loss) from operations under GAAP	195	1,421	(18,317)	(15,209)	(61,042)
Adjustment (a)	(1,482)	1,105	15,700	12,135	64,530
Adjustment (b)	—	—	2,570	—	6,825
Adjustment (d)	2,561	2,690	2,648	7,935	7,796

Non-GAAP income from operations	1,274	5,216	2,601	4,861	18,109

Net loss attributable to NQ Mobile Inc. under GAAP	(2,488)	(1,641)	(17,036)	(21,176)	(55,506)
Adjustment (a)	(1,482)	1,105	15,700	12,135	64,530
Adjustment (b)	—	—	2,570	—	6,825
Adjustment (c)	2,314	2,306	2,497	6,917	7,147
Adjustment (d)	2,561	2,690	2,648	7,935	7,796
Adjustment (e)	—	2,539	—	2,539	—

Non-GAAP net income attributable to NQ Mobile Inc.	905	6,999	6,379	8,350	30,792

Non-GAAP weighted average number of diluted ADS outstanding:
Basic	94,011,922	93,048,610	90,367,808	92,976,087	77,041,280
Diluted	95,758,176	95,036,631	93,608,747	94,872,886	82,956,843

Non-GAAP earnings per ADS, basic	0.0096	0.0752	0.0706	0.0898	0.3997
Non-GAAP earnings per ADS, diluted	0.0095	0.0736	0.0681	0.0880	0.3712

(a)	Adjustment to exclude the share-based compensation expenses for each period
(b)	Adjustment to exclude the expenses incurred for the handling of short seller allegations
(c)	Adjustment to exclude the interest expenses related to convertible debt
(d)	Adjustment to exclude the amortization of intangible assets arising from acquisitions
(e)	Adjustment to exclude impairment loss arising from acquisitions